Exhibit 99.7

VIA optronics AG - c/o GFEI AG «Aktionärsnummer» Ostergrube 11, 30559 Hannover, Deutschland Annual General Meeting, 29 December 2022, 3:00 p.m. (CET)	Shareholder´s number: Number of Shares held: «Nominale» Shareholder´s name: «Nominale» ISIN: DE000A2TSG37 US91823Y1091

VIA optronics AG - c/o GFEI AG, Ostergrube 11, 30559 Hannover «Name2» «Strasse2» «PLZ2» «ORT2» «Land2»

Invitation to the annual general meeting of VIA optronics AG on December 29, 2022 at 15.00 hours (CET) (doors open at 14.30 hours (CET)) at the offices of VIA optronics AG, Sieboldstraße 18, 90411 Nuremberg, Germany

Ladies and Gentlemen,

we hereby send you the form for submitting notification of attendance for the Annual General Meeting of VIA optronics AG including the information according to Section 125 German Stock Corporation Act (AktG). You may download the complete invitation and agenda at https://investors.via-optronics.com/investors/annual-general-meeting/.

Please send this notification form via post to VIA optronics AG c/o GFEI AG, Ostergrube 11, 30559 Hannover or via email to namensaktien@gfei.de by no later than December 22, 2022, 24:00 hours (CET) (receipt).

Please take notice of the information in the complete invitation with further information on the convocation.

Notification and personal attendance:

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I/we give notification of attendance for the annual general meeting and will attend the annual general meeting in person and would like to order an admission card to be sent to the above-mentioned address.

Notification and proxy to third person

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I/we give notification of attendance for the annual general meeting and herewith grant proxy authorization to the following person to represent me/us at the annual general meeting and exercise my/our voting rights (the proxy includes the right to issue sub-proxies) and order an admission card for said person which shall be sent directly to him or her:

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Surname/first name of the proxy

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Address

Notification and authorization of the Company Proxies of VIA optronics AG

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I/we give notification of attendance for the annual general meeting and will not attend the annual general meeting in person and herewith grant proxy authorization to the Company Proxies, Lars Kuhnke, Hannover and Harald Gehr, Nuremberg, each of them individually with the right to issue sub power of attorney, to represent me/us at the above-mentioned annual general meeting with disclosure of my/our name in the list of participants and to exercise my/our voting right(s), or have such voting right(s) exercised.

Please give instructions on how to exercise the voting right exclusively on this instruction form (see following pages). By signing this form, I/we instruct the Company Proxies to vote the shares in accordance with the proposal of Management and/or Supervisory Board unless stated otherwise overleaf on this form.

Place and date	Signature/ name of person making the declaration
pursuant to Section 126b German Civil Code (BGB)

This form does not constitute an admission card and does not entitle to attend the annual general meeting of VIA optronics AG.

VIA optronics AG - c/o GFEI AG «Aktionärsnummer» Ostergrube 11, 30559 Hannover, Deutschland Annual General Meeting, 29 December 2022, 3:00 p.m. (CET)	Shareholder´s number: Number of Shares held: «Nominale» Shareholder´s name: «Nominale» ISIN: DE000A2TSG37 US91823Y1091

VIA optronics AG - c/o GFEI AG «Aktionärsnummer» Ostergrube 11, 30559 Hannover, Deutschland Annual General Meeting, 29 December 2022, 3:00 p.m. (CET) Shareholder´s number: Number of Shares held: «Nominale» Shareholder´s name: «Nominale» ISIN: DE000A2TSG37 US91823Y1091 Voting instructions Instructions relate to the proposals by the Management Board and/or Supervisory Board as published in the federal gazette. In case the Company has received counterproposals and election nominations by shareholders that have to be made available until December 14, 2022, 24:00 hours (CET), such counterproposals and nominations are available at the Internet address https://investors.via-optronics.com/investors/annual-general-meeting according to applicable law. There you will also find information on how to join counterproposals and election nominations. You may also cast your vote or issue instructions by using this form. Please mark you vote in the table below regarding the specific counterproposal / election nomination. This form does not constitute an admission card and does not entitle to attend the annual general meeting of VIA optronics AG. Motions of shareholders Yes No Abst. Motion A    Motion B    Item on the agenda Yes No Abst. 2. Resolution on the ratification of the acts of the Management Board for the fiscal year 2021    3. Resolution on the ratification of the acts of the Supervisory Board for the fiscal year 2021    4. Election of the Auditor of the Consolidated Financial Statements for the fiscal year 2022    5. Resolution on the approval of the remuneration system of the members of the Management Board    6. Resolution on the compensation of the members of the Supervisory Board    8. Resolution on amendments to the Articles of Association for the purpose of holding virtual General Shareholders' Meetings and updating Articles 16, 17, and 19 of the Articles of Association    9. Resolution on the authorization to grant subscription rights to members of the Management Board of the Company, to members of the management of affiliated companies and to selected employees of the Company and of affiliated companies in Germany and abroad (Stock Program 2022) and creation of Conditional Capital 2022/I and corresponding amendment to the Articles of Association   

This form does not constitute an admission card and does not entitle to attend the annual general meeting of VIA optronics AG.